SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G
            Under the Securities Exchange Act of 1934

                        (Amendment No. 6)*

               Alexander & Alexander Services, Inc.
            ------------------------------------------
                         (Name of Issuer)


                           Common Stock
            -------------------------------------------
                 (Title of Class and Securities)

                            014476105
            --------------------------------------------
              (CUSIP Number of Class of Securities)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.


The information required in the remainder of this cover page shall not be deemed to by "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

                 (Continued on following page(s))





CUSIP No. 014476105                                             13G
- -------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
    Southeastern Asset Management, Inc.      I.D. No. 62-0951781
- -------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                             (a)
                                             (b) X
- -------------------------------------------------------------------
(3)  SEC USE ONLY
- -------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Tennessee
- -------------------------------------------------------------------
                                  :(5) SOLE VOTING POWER
                                  :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY     :    3,648,976 shares
OWNED BY EACH REPORTING PERSON    --------------------------------
WITH                               :(6) SHARED OR NO VOTING POWER
                                        SHARED - 1,446,542 shares
                                  :     NO VOTE - 145,900 shares
                                  --------------------------------
                                  :(7) SOLE DISPOSITIVE POWER
                                       (Discretionary Accounts)
                                  :     3,748,976 shares
                                  --------------------------------
                                  :(8)  SHARED OR NO DISPOSITIVE
                                        POWER
                                        Shared - 1,446,542,shares
                                        None   -   45,900 shares
- -------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
       5,241,418 shares
- -------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES
- -------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.7 %
- -------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
     IA
- -------------------------------------------------------------------









CUSIP No. 014476105                                     13G
- -------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
    O. Mason Hawkins                         I.D. No. ###-##-####
- -------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                             (a)
                                             (b) X
- -------------------------------------------------------------------
(3)  SEC USE ONLY
- -------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Citizen of United States
- -------------------------------------------------------------------
                                  :(5) SOLE VOTING POWER
                                  :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                  :    None
                                  --------------------------------
                                  :(7) SOLE DISPOSITIVE POWER

                                  :    None
                                  --------------------------------
                                  :(8) SHARED DISPOSITIVE POWER

                                  :    None
- -------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None  (See Item 3 )
- -------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES
- -------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.0%
- -------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
     IN
- -------------------------------------------------------------------










Item 1.

    (a). Name of Issuer: Alexander & Alexander Services,
         Inc. ("Issuer")

    (b). Address of Issuer's Principal Executive Offices:

         1211 Avenue of the Americas
         New York, NY 10036

Item 2.

    (a) and (b). Names and Principal Business Addresses of
        Persons Filing:

        (1). Southeastern Asset Management, Inc.
             6075 Poplar  Avenue; Suite 900
             Memphis, TN 38119

        (2). Mr. O. Mason Hawkins
             Chairman of the Board and C.E.O.
             Southeastern Asset Management, Inc.
             6075 Poplar Avenue; Suite 900
             Memphis, TN 38119


    (c). Citizenship:

         Southeastern Asset Management, Inc. - A Tennessee corporation

         Mr. O. Mason Hawkins - U.S. Citizen

    (d). Title of Class of Securities:  Common Stock (the
           "Securities").

    (e). Cusip Number:  014476105


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

    (e). Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset
         Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

    (g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

    (a). Amount Beneficially Owned:
           5,241,418 shares

    (b). Percent of Class:
          12.7 %

         Above percentage is based on 41,235,558 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended 9/30/94.

    (c). Number of shares as to which such person has:

         (i).   sole power to vote or to direct the vote:

                 3,648,976 shares

         (ii).  shared power and no power to vote or to
                direct the vote:

                Shared: 1,446,542 shares.
                Includes Securities owned by Longleaf
                Partners Fund (formerly Southeastern Asset
                Management Value Trust), a series of
                Longleaf Partners Funds Trust (formerly
                Southeastern Asset Management Funds Trust), an open-end management investment company registered under the Investment Company Act of 1940.

                No power to direct vote: 145,900 shares



         (iii). sole power to dispose or to direct the disposition of:

                 3,748,976 shares

         (iv). shared or no power to dispose or to direct the disposition of:

                Shared- 1,446,542 shares.
                Includes Securities owned by Longleaf
                Partners Fund (formerly Southeastern Asset
                Management Value Trust), a series of
                Longleaf Partners Funds Trust (formerly
                Southeastern Asset Management Funds Trust), an open-end management investment company registered under the Investment Company Act of 1940.

                None- 45,900 shares.

Item 5. Ownership of Five Percent or Less of a Class:  N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another Person:  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A


Item 8. Identification and Classification of Members of the Group:  N/A


Item 9. Notice of Dissolution of Group:  N/A



Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                            Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1995

                             Southeastern Asset Management, Inc.



                             By  /s/ Charles D. Reaves
                             ------------------------------
                             Charles D. Reaves
                             Vice President and General Counsel


                             O. Mason Hawkins, Individually

                               /s/ O. Mason Hawkins
                             --------------------------------


                      Joint Filing Agreement


In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 6th day of February, 1995.



                             Southeastern Asset Management, Inc.

                             By  /s/ Charles D. Reaves
                             ------------------------------
                             Charles D. Reaves
                             Vice President & General Counsel

                             O. Mason Hawkins, Individually


                              /s/ O. Mason Hawkins
                             --------------------------------